Exhibit (a)(7)

Form of Reminder of Expiration Date

REMINDER

DEADLINE: 11:59 P.M. Eastern Time February 25, 2010

To all Employees Eligible to Participate in the Offer to Exchange Certain Outstanding Options:

11:59 p.m. (EST) on February 25, 2010 is presently the deadline for you to tender your eligible options for exchange pursuant to the Offer to Exchange Certain Outstanding Options with an Exercise Price per Share of $2.25 or Higher for New Options, dated January 20, 2010 (the “Offer to Exchange”). The Offer to Exchange was emailed to you on January 20, 2010, the commencement date of the offer. You may obtain a printed copy of that document by contacting Monika Laszkowski at (609) 570-6859 or via email at mlaszkowski@voxware.com.

If you decide to tender your eligible options for exchange, you must submit your letter of transmittal in accordance with the instructions included in that document. The submission must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.

This reminder is being distributed to all employees eligible to participate in the offer. Accordingly you are receiving this notice even if you have previously submitted your letter of transmittal. If you do not want to tender your eligible options, please disregard this reminder.